Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Amendment No.  1 to the Prospectus Supplement No.  167 to the Prospectus dated April 6, 2009 and the Prospectus Supplement dated April 6, 2009

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $10,370,000 15-Year Non-Call 3-Month Callable 6-Month USD LIBOR Rate Range Accrual Note due 2024

The notes will mature on the stated maturity date (August 20, 2024, subject to adjustment), subject to our right to early redeem the notes, as described below. On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes. The notes will pay interest, if any, quarterly, every February 20, May 20, August 20 and November 20 of each year, beginning on the interest payment date on November 20, 2009 up to and including the stated maturity date (subject to adjustment). For each of the first four interest periods beginning on the original issue date, interest will accrue at the maximum interest rate of 7.25% per annum. For each interest period thereafter, interest will accrue on each applicable reference date in each applicable interest period based on the 6-month USD LIBOR rate, subject to the rate cut-off date provision as described below and the non-reset business day provision as described herein.

For each quarterly interest period after the fourth interest period, we will then calculate the interest payment rate for each reference date day in each interest payment period at a rate equal to:

•	If the 6-month USD LIBOR rate on such day is greater than or equal to 0.00% and less than or equal to 7.00%, interest for such day will accrue at the maximum interest rate of 7.25% per annum; or

•	if the 6-month USD LIBOR rate for such day is greater than 7.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

Therefore, excluding the first four interest periods, if the 6-month USD LIBOR rate is greater than 7.00% for the entire interest period, you will receive no interest on your notes for such interest period.

Each quarterly interest period will include all calendar days from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date. The 6-month USD LIBOR rate for any reference date in the applicable interest period will be subject to the rate cut-off date provision, which means that the 6-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period. The rate cut-off date for each applicable interest period will be the date that is five business days prior to the interest payment date for such interest period. Therefore, in any interest period after the first four interest periods, if the 6-month USD LIBOR rate on the rate cut-off date is greater than 7.00%, no interest will accrue for that day and the next four business days, even if the 6-month USD LIBOR rate on those days is less than or equal to 7.00%.

We have the right to redeem your notes, in whole but not in part, at 100% of their face amount plus any accrued and unpaid interest, on each interest payment date, beginning with the first interest payment date upon five business days’ prior notice.

Original issue date: August 20, 2009

Original issue price: 100% of the face amount for the $7,010,000 face amount of notes traded on August 6, 2009; and 99.105% of the face amount for the $3,360,000 face amount of notes traded on August 17, 2009

Underwriting discounts: 3.53% of the face amount for the $7,010,000 face amount of notes traded on August 6, 2009; and 3.53% of the face amount for the $3,360,000 face amount of notes traded on August 17, 2009

Net proceeds to issuer: 96.47% of the face amount for the $7,010,000 face amount of notes traded on August 6, 2009; and 95.575% of the face amount for the $3,360,000 face amount of notes traded on August 17, 2009;

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-11 as well as the “Additional Risk Factors Specific to Your Notes” on page S-7.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the applicable original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this prospectus supplement through August 20, 2010. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated August 17, 2009.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-11. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009 as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $10,370,000 in the aggregate for all the offered notes

Stated maturity date: August 20, 2024, subject to our early redemption right

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: no

Form of notes: global form only

Early redemption right: we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest, on each interest payment date, beginning with the first scheduled interest payment date, subject to five business days’ prior notice

Interest rate: for each interest period, the interest rate for such period will be determined on the relevant interest determination date; interest on the notes will accrue at a rate equal to:

•	on each calendar day in the first four interest periods, subject to our early redemption right: the maximum interest rate;

•	on each reference date in any interest period thereafter, subject to our early redemption right,

•	if the 6-month USD LIBOR rate is greater than or equal to 0.00% and less than or equal to 7.00%: the maximum interest rate; or

•	if the 6-month USD LIBOR rate is greater than 7.00%: the minimum interest rate

Maximum interest rate: 7.25% per annum

Minimum interest rate: 0.00% per annum

6-month USD LIBOR rate: for any reference date in the applicable interest period, LIBOR with an index maturity of six months and an index currency of U.S. dollars (as described on page S-12) on such day, subject to adjustment as described elsewhere in this prospectus supplement

Reference date: for each calendar day in the interest period, the reference date will occur on such calendar day, subject to adjustment as described elsewhere in this prospectus supplement

Rate cut-off date provision: the 6-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period

Rate cut-off date: with respect to any applicable interest period, the fifth business day prior to the interest payment date for such interest period, subject to the non-reset business day provision

Non-reset business day provision: the 6-month USD LIBOR rate for a calendar day that is not a reset business day will equal the 6-month USD LIBOR rate for the reset business day immediately preceding such calendar day

Reset business day: any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market

Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Day count fraction: Act/Act (ISDA)

Business day convention: following

Regular record dates: the fifth business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day: as described on page S-14

London business day: as described on page S-14

Trade dates: August 6, 2009 and August 17, 2009; the notes traded on August 17, 2009 are part of the same series as those traded on August 6, 2009

Original issue date (settlement date): August 20, 2009

Interest payment dates: interest will be payable quarterly, every February 20, May 20, August 20 and November 20 of each year, beginning on November 20, 2009, up to and including the stated maturity date

Interest determination dates: for each interest period, the fifth business day prior to the interest payment date for such interest period

Interest period: the period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UEH0

ISIN no.: US38143UEH05

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use to determine whether interest will accrue on your notes on any given day based on the applicable 6-month USD LIBOR rate on the applicable reference date for such day and the method we will use to calculate the amount of interest accrued during a given interest period.

The examples below are based on 6-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 6-month USD LIBOR rate will be on any day throughout the life of your notes, and no one can predict whether interest will accrue on your notes on any day during the life of your notes. The 6-month USD LIBOR rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

For these reasons, the actual 6-month USD LIBOR rates over the life of the offered notes, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical 6-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 6-month USD LIBOR rates during recent periods, see “Historical 6-Month USD LIBOR Rates” on page S-17. Before investing in the offered notes, you should consult publicly available information to determine the 6-month USD LIBOR rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following examples show whether interest will accrue on a given day in hypothetical circumstances. We have included one example in which the reference date for a given day occurs on the same day, one example in which the reference date for a given day occurs on the immediately preceding London business day, and one example in which the reference date for a given day is adjusted due to the rate cut-off. These examples highlight the method we will use to determine the reference date of a given day in different circumstances.

Key Terms and Assumptions for Example 1

Interest payment dates occur on every February 20, May 20, August 20 and November 20

November 4, 2009 is a Wednesday

November 20, 2009 is an interest payment date

From and including November 2, 2009 to and including November 20, 2009, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that November 13, 2009 is not a London business day)

From and including November 2, 2009 to and including November 20, 2009, any day that is a Saturday or Sunday is neither a London business day nor a business day

6-month USD LIBOR rate for November 4, 2009 is 5.30%

Example 1

Based on the assumptions provided in the box above, November 4, 2009 is a Wednesday and a London business day. The rate cut-off adjustment is not applicable for November 4, 2009 because there are more than five business days between November 4, 2009 and November 20, 2009, the relevant interest payment date. Therefore, the reference date for November 4, 2009 occurs on November 4, 2009.

Since the 6-month USD LIBOR rate for November 4, 2009, which is 5.30%, is greater than or equal to zero and less than or equal to 7.00%, interest will accrue on November 4, 2009 at a rate equal to 7.25% per annum.

Key Terms and Assumptions for Example 2

Interest payment dates occur on every February 20, May 20, August 20 and November 20

November 2, 2009 is a Monday

November 20, 2009 is an interest payment date

From and including November 2, 2009 to and including November 20, 2009, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that (i) November 13, 2009 is not a London business day and (ii) the government of the United Kingdom declares November 9, 2009 to be a holiday for the United Kingdom, which results in

November 9, 2009 being a business day but not a London business day)

From and including November 2, 2009 to and including November 20, 2009, any day that is a Saturday or Sunday is neither a London business day nor a business day

6-month USD LIBOR rate for November 6, 2009 is 7.15%

Example 2

Based on the assumptions provided in the box above, November 9, 2009 is not a London business day. The rate cut-off adjustment is not applicable for November 9, 2009 because there are more than five business days between November 9, 2009 and November 20, 2009, the relevant interest payment date. Since neither November 7, 2009 (a Saturday) nor November 8, 2009 (a Sunday) is a London business day, the reference date for November 9, 2009 is November 6, 2009, the immediately preceding London business day.

Since the 6-month USD LIBOR rate for November 6, 2009, which is 7.15%, is greater than 7.00%, interest will not accrue on November 9, 2009.

Key Terms and Assumptions for Example 3

Interest payment dates occur on every February 20, May 20, August 20 and November 20

November 18, 2009 is a Wednesday

November 20, 2009 is an interest payment date

From and including November 2, 2009 to and including November 20, 2009, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that (i) November 13, 2009 is not a London business day and (ii) the government of the United Kingdom declares November 9, 2009 to be a holiday for the United Kingdom, which results in November 9, 2009 being a business day but not a London business day)

From and including November 2, 2009 to and including November 20, 2009, any day that is a Saturday or Sunday is neither a London business day nor a business day

6-month USD LIBOR rate for November 12, 2009 is 7.05%

6-month USD LIBOR rate for November 18, 2009 is 6.95%

Example 3

Based on the assumptions provided in the box above, November 18, 2009 is a Tuesday and a London business day. However, the rate cut-off adjustment is applicable for November 18, 2009 because November 18, 2009 is the second business day immediately preceding November 20, 2009, which is an interest payment date. The fifth business day prior to the relevant interest payment date is November 13, 2009. Since November 13, 2009 is not a London business day, the reference date for November 20, 2009 will occur on November 12, 2009, the London business day immediately preceding November 13, 2009.

Since the 6-month USD LIBOR rate for November 12, 2009, which is 7.05%, is greater than 7.00%, interest will not accrue on November 18, 2009. Although the 6-month USD LIBOR rate for November 18, 2009 is less than 7.00%, the rate cut-off adjustment results in no interest accrual on November 18, 2009.

The following example shows the method we will use to calculate the amount of interest accrued during an interest period after we determine whether interest will accrue on each day included in that interest period, subject to the key terms and assumptions below.

Key Terms and Assumptions for Example 4

Interest payment dates occur on every February 20, May 20, August 20 and November 20

Both November 20, 2009 and February 20, 2010 are interest payment dates

The actual number of days from and including November 20, 2009 to but excluding February 20, 2010 is 91

The number of reference dates for the days included in the interest period from and including November 20, 2009 to but excluding February 20, 2010, on which date the 6-month USD LIBOR rates are greater than 7.00%, is 20

The face amount of notes outstanding on each day from and including November 20, 2009 to but excluding February 20, 2010 is $100,000,000

Example 4

The interest factor for a day equals the quotient of 0.0725 divided by 365, or approximately 0.00019863, if the 6-month USD LIBOR rate for the applicable reference date for that day is greater than or equal to zero and less than 7.00%. On the other hand, the interest factor for a day equals zero if the 6-month USD LIBOR rate for the applicable reference date for that day is greater than or equal to 7.00%.

Based on the assumptions provided in the box above, out of the total of 91 days included in the interest period beginning on November 20, 2009 and ending on the day immediately preceding February 20, 2010, the interest factor for 71 days is approximately 0.00019863 per day, while the interest factor for 20 days is zero per day. Therefore, the sum of the interest factors calculated for each day within the relevant interest period is equal to the sum of (i) approximately 0.00019863 times 71 plus (ii) zero times 20, or approximately 0.0141027. Therefore, the amount of interest that accrues during the relevant interest period on the notes will equal the product of $100,000,000 times approximately 0.0141027, or approximately $1,410,270.

We cannot predict the actual 6-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 6-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual 6-month USD LIBOR rates determined by the calculation agent over the life of your notes (or, in the case of the rate of return, the issue price at which you purchased your notes). Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Our Creditworthiness and Other Relevant Factors, the Value of Your Notes on the Applicable Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs and Taking Into Account Our Credit Spreads) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Applicable Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this prospectus supplement through August 20, 2010. After August 20, 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the applicable trade date is significantly less than the applicable original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the applicable original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

If the 6-month USD LIBOR rate Is Greater Than 7.00% on Any Reference Date in Any Interest Period After the First Four Interest Periods, No Interest Will Accrue For That Day

Because of the formula used to calculate the interest rate applicable to your notes, in the event the 6-month USD LIBOR rate on any reference date in any applicable interest period is greater than 7.00%, no interest will accrue on that day. Therefore, if the 6-month USD LIBOR rate is greater than 7.00% for an entire interest rate period after the first four interest periods, you will receive no interest during such interest period. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming circumstances where no interest payment is to be made on your notes over the life of your notes, the present value of your notes as of the original issue date will equal the present value of a zero coupon bond with the same maturity and face amount issued by us, in each case discounted using current interest rates and credit spreads based on the discount method used by Goldman, Sachs & Co., which may be different from the methods used by others. On that date such present value is expected to be approximately 40.21% of the face amount of your notes (you should not base any tax characterization of your notes on such present value).

When the Rate Cut-Off Date Provision Applies for Any Day Included in Any Applicable Interest Period, the Interest Rate Applicable for Such Day Will Be Determined Based on the 6-month USD LIBOR rate on the Previous Rate Cut-Off Date, Subject to Adjustments for Non-Reset Business Days

For each of the five business days prior to any interest payment date after the first four interest payment dates, the rate cut-off date provision will apply so that the 6-month USD LIBOR rate for any such day will be determined on the rate cut-off date, i.e., the fifth business day prior to the relevant interest payment date for such interest period (subject to adjustments for non-reset business days). Therefore, if the 6-month USD LIBOR rate on the rate cut-off date is greater than 7.00% in any applicable interest period, no interest will accrue for the remainder of that interest period, even if the 6-month USD LIBOR rate is less than 7.00% on any day during that time.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Concerns have been expressed that some of the member banks recently surveyed by the British Banker’s Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the LIBOR rate being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, the BBA indicated that an advisory committee is reviewing the LIBOR rate-fixing process in order to determine whether to adjust the process by which the LIBOR rates are determined. While the advisory committee has determined not to make any adjustment at this stage, it is continuing its investigations to strengthen the oversight of the process. If the BBA adopts a change in the method pursuant to which the LIBOR rates are determined, such a change may result in a sudden or prolonged increase in the reported LIBOR rates. As a result, the possibility that the final 6-month USD LIBOR rate will fall outside of the 6-month USD LIBOR rate range may increase, and therefore may also adversely affect the value of your notes.

The Historical Levels of the 6-month USD LIBOR rate Are Not an Indication of the Future Levels of the 6-month USD LIBOR rate

In the past, the level of the 6-month USD LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 6-month USD LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 6-month USD LIBOR rate is not an indication that the 6-month USD LIBOR rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the 6-month USD LIBOR rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 6-month USD LIBOR rate;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the 6-month USD LIBOR rate;

•	economic, financial, regulatory, political, military and other events that affect LIBOR rates generally;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 6-month USD LIBOR rate based on its historical performance. The actual performance of the 6-month USD LIBOR rate over the life of the offered notes, as well as the interest payable on each interest payment date, may bear little or no relation to the hypothetical levels of the 6-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 6-month USD LIBOR rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 6-month USD LIBOR rate. Changes in the 6-month USD LIBOR rate may not result in a comparable change in the market value of your notes. Even if the 6-month USD LIBOR rate is less than or equal to 7.00% during some portion of the life of the offered notes after the first four interest periods, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the 6-month USD LIBOR rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the 6-month USD LIBOR rate or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 6-month USD LIBOR rate on any reference date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date after the first four interest payment dates. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

On any interest payment date from and including the first scheduled interest payment date, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity, and therefore the term of your notes could be anywhere between six months and fifteen years.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments for the taxable year. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. In addition, special rules will apply to holders who purchased at a discount the notes that were traded on August 17, 2009. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

With respect to the offered notes that have not been redeemed, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated maturity date

The stated maturity date will be August 20, 2024, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.

Interest Payments

During the first four interest periods, interest will accrue on each day at the maximum interest rate. For each interest period thereafter, interest will accrue on each reference date in each applicable interest period based on the 6-month USD LIBOR rate and will be a rate equal to:

•	if the 6-month USD LIBOR rate is greater than or equal to 0.00% and less than or equal to 7.00%, the maximum interest rate; or

•	if the 6-month USD LIBOR rate is greater than 7.00%, the minimum interest rate.

The maximum interest rate is 7.25% per annum, and the minimum interest rate is 0.00% per annum. Therefore, if the 6-month USD LIBOR rate for any reference date during the applicable interest period is greater than 7.00%, no interest will accrue on such reference date.

The calculation agent will calculate the amount of interest that has accrued on your notes during each interest period in the following manner. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face amount of your notes on the relevant interest determination date by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the relevant interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate determined for such day as described in the immediately preceding paragraph, also expressed as a decimal, by 365 if the interest period falls in a non-leap year or 366 if the interest period falls in a leap year.

Interest, if any, will be paid on your notes quarterly, every February 20, May 20, August 20 and November 20 of each year on each quarterly interest payment date, beginning on November 20, 2009 (subject to adjustment). If an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. If the stated maturity date does not occur on the originally scheduled day, the interest payment date scheduled to occur on that originally scheduled day will instead occur on the postponed stated maturity date. However, interest on your notes will accrue only up to but excluding the originally scheduled stated maturity date.

6-Month USD LIBOR Rate

In this prospectus supplement, when we refer to the 6-month USD LIBOR rate for any day, we mean the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters screen LIBOR page as of 11:00 a.m., London time, on the applicable reference date. If such rate does not appear on the Reuters screen LIBOR page, the 6-month USD LIBOR rate for such day will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market at approximately 11:00 a.m., London time, on the applicable reference date to prime banks in the London interbank market for a period of six months commencing on that reference date and in a representative amount. The calculation agent will request the principal London office of each of the four major banks in the London interbank market to provide a quotation of its rate. If at least two such quotations are provided, the 6-month USD LIBOR rate for such day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the 6-month USD LIBOR rate for such day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the applicable reference date for loans in U.S. dollars to leading European banks for a period of six months commencing on that reference date and in a representative amount. If fewer than three such quotations are obtained, the 6-month USD LIBOR rate for such day will equal the 6-month USD LIBOR rate for the immediately preceding day.

For the purposes of the previous paragraph, “Reuters screen LIBOR page” means the display page designated as “LIBOR”, or any successor or replacement page, on the Reuters service, or any successor service; and “representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Reference Date

For each calendar day in the interest period, the reference date will occur on such calendar day, subject to the adjustments described in the two bullet points below:

•	if a calendar day is not a London business day, the reference date for such calendar day will instead occur on the immediately preceding London business day; and

•

rate cut-off: for each of the five business days prior to the relevant interest payment date, the reference date for any such day will instead occur on the fifth business day prior to such interest payment date; however, if such fifth business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth business day prior to the interest payment date.

Rate Cut-Off Date Provision

The 6-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period.

Non-Reset Business Day Provision

The 6-month USD LIBOR rate for a calendar day that is not a reset business day will equal the 6-month USD LIBOR rate for the reset business day immediately preceding such calendar day.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or upon redemption will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the 6-month USD LIBOR rate, the rate cut-off date, the interest determination dates, the regular record dates, the reference dates, the interest payable, if any, on each interest payment date, reset business days, business days, London business days, postponement of the stated maturity date, the default amount and the amount payable on your notes at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part on any interest payment date, beginning with the first scheduled interest payment date, for cash equal to 100% of the face amount plus any accrued and unpaid interest to, but excluding, the redemption date.

If we choose to exercise our early redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date, we will pay the redemption price in cash, together with any accrued and unpaid interest to, but excluding, the redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

London Business Day

When we refer to a London business day with respect to your notes, we mean any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

Reset Business Day

When we refer to a reset business day with respect to your notes, we mean any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of instruments linked to the 6-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 6-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 6-month USD LIBOR rate, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 6-month USD LIBOR rate.

HISTORICAL 6-MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 6-month USD LIBOR rate since January 1, 2006. The level of the 6-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 6-month USD LIBOR rate during any period shown below is not an indication that the level of the 6-month USD LIBOR rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical level of the 6-month USD LIBOR rate as an indication of future level of the 6-month USD LIBOR rates. We cannot give you any assurance that the future levels of the 6-month USD LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the 6-month USD LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 6-month USD LIBOR rate may be less likely to be indicative of the levels of the 6-month USD LIBOR rate over the life of your notes. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The actual levels of the 6-month USD LIBOR rate over the life of the notes, as well as the supplemental amount, if any, may bear little relation to the historical levels of the 6-month USD LIBOR rate shown below.

The tables below show the high, low and last levels of the 6-month USD LIBOR rate for each of the four calendar quarters in 2006, 2007 and 2008, and the first three calendar quarters of 2009, through August 17, 2009. We obtained the 6-month USD LIBOR rates listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Last Levels of the 6-Month USD LIBOR

	High	Low	Close
2006
Quarter ended March 31	5.14000	4.68000	5.14000
Quarter ended June 30	5.64000	5.14313	5.58938
Quarter ended September 30	5.63000	5.36000	5.37000
Quarter ended December 31	5.43000	5.29313	5.37000
2007
Quarter ended March 31	5.40125	5.25913	5.32969
Quarter ended June 30	5.40906	5.32906	5.38625
Quarter ended September 30	5.59500	5.06938	5.13250
Quarter ended December 31	5.22125	4.59625	4.59625
2008
Quarter ended March 31	4.56625	2.36625	2.61438
Quarter ended June 30	3.25500	2.61625	3.10875
Quarter ended September 30	3.98125	3.00125	3.98125
Quarter ended December 31	4.39375	1.75000	1.75000

2009
Quarter ended March 31	1.96188	1.46500	1.73563
Quarter ended June 30	1.71625	1.09500	1.11125
Quarter ending September 30 (through August 17, 2009)	1.09125	0.83125	0.83125

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of the notes is uncertain. More specifically, the tax treatment of the notes depends on whether the value of the 6-month USD LIBOR rate linked variable rate on the notes on the issue date for the notes is intended to approximate the fixed rate for the first year of the notes (“Approximation Test”). If the Approximation Test is not satisfied, the notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. We believe and we intend to take the position that based on the current pricing conditions as of the date of this final prospectus supplement, the Approximation Test should not be treated as satisfied and, except to the extent otherwise provided below, the discussion below assumes that the Approximation Test will not be satisfied and that the notes should therefore be classified as a contingent payment debt instrument for tax purposes.

Under the special rules governing contingent payment obligations, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied first by determining the yield at which we would issue a noncontingent debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date and the projected contingent payment will be made at such time.

We have determined that the comparable yield for the notes is equal to 6.870% per annum, compounded semi-annually. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1000 note) as of End of Accrual Period
August 20, 2009 through December 31, 2009	$24.81	$24.81
January 1, 2010 through December 31, 2010	$68.51	$93.32
January 1, 2011 through December 31, 2011	$68.44	$161.76
January 1, 2012 through December 31, 2012	$68.45	$230.21
January 1, 2013 through December 31, 2013	$68.48	$298.69
January 1, 2014 through December 31, 2014	$68.48	$367.17
January 1, 2015 through December 31, 2015	$68.49	$435.66
January 1, 2016 through December 31, 2016	$68.51	$504.17
January 1, 2017 through December 31, 2017	$68.53	$572.70
January 1, 2018 through December 31, 2018	$68.56	$641.26
January 1, 2019 through December 31, 2019	$68.56	$709.82
January 1, 2020 through December 31, 2020	$68.59	$778.41
January 1, 2021 through December 31, 2021	$68.61	$847.02
January 1, 2022 through December 31, 2022	$68.64	$915.66
January 1, 2023 through December 31, 2023	$68.66	$984.32
January 1, 2024 through August 20, 2024	$43.88	$1,028.20

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year:	Payment on February 20	Payment on May 20	Payment on August 20	Payment on November 20
2009	N/A	N/A	N/A	$18.13
2010	$18.13	$18.13	$18.13	$17.07
2011	$17.07	$17.07	$17.07	$17.07
2012	$17.07	$17.07	$17.07	$17.07
2013	$17.07	$17.07	$17.07	$17.07
2014	$17.07	$17.07	$17.07	$17.07
2015	$17.07	$17.07	$17.07	$17.07
2016	$17.07	$17.07	$17.07	$17.07
2017	$17.07	$17.07	$17.07	$17.07
2018	$17.07	$17.07	$17.07	$17.07
2019	$17.07	$17.07	$17.07	$17.07
2020	$17.07	$17.07	$17.07	$17.07
2021	$17.07	$17.07	$17.07	$17.07
2022	$17.07	$17.07	$17.07	$17.07
2023	$17.07	$17.07	$17.07	$17.07
2024	$17.07	$17.07	$1,017.07	N/A

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

As a result of the rules described above, because the projected payments for the first year of the term of the note will exceed the amount that you will be required to accrue in income in such year based on the comparable yield for the note, the amount of income that you will accrue in income in such year will be less than the stated interest that you are scheduled to receive in such year. Similarly, because the projected payments for the subsequent years will generally be less than the amount that you will be required to accrue in income based on the comparable yield for the note, the amount of income that you will include in income in such years (after taking into account any positive or negative adjustments) will generally exceed the actual interest payments that you will receive in such years. This accordingly may result in adverse tax consequences to a holder that purchases the notes after the first year of the term of the note. Please consult your own tax advisor regarding such adverse tax consequences.

The issue price of your notes is $1000, which is the first price at which a substantial amount of the offered notes was sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you will be required to make the adjustment described below if you purchased your notes at the price of $991.05 on the second trade date, to account for the difference between the price at which you bought your notes and the initial issue price.

If you purchase your notes at a price other than its adjusted issue price determined for tax purposes (as is the case with respect to holders who purchased the notes that were traded on August 17, 2009), you must determine the extent to which the difference between the price you paid for your notes and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes (as is the case with respect to holders who purchased the notes that were traded on August 17, 2009), you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected payments that were previously projected to be made with respect to your notes.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the fixed interest payments and the amount of the projected payments that you were projected to receive with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes. Under the foregoing rules, because the fixed interest payments for the first year will exceed the amount that will be deemed to accrue using the comparable yield, the adjusted issue price and your adjusted basis in the notes will be decreased by the excess of such fixed payments over such accrual. Similarly, in subsequent years, the adjusted issue price and your adjusted basis in the notes will increase by the excess of the amount deemed to be accrued using the comparable yield table over the projected payment in such years.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

Alternative Treatment of the Offered Notes

If the Approximation Test is treated as satisfied, then the note should be treated as a variable rate debt instrument, if it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. Under this characterization, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus for a detailed description of the tax consequences of owning a variable rate debt instrument.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 2.98% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on August 20, 2009, which is the third scheduled business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section

21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-11
Use of Proceeds and Hedging	S-16
Historical 6-Month USD LIBOR Rates	S-17
Supplemental Discussion of Federal Income Tax Consequences	S-19
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$10,370,000

The Goldman Sachs Group, Inc.

15-Year Non-Call 3-Month Callable 6-Month USD LIBOR Rate Range Accrual Note due 2024

Medium-Term Notes, Series D

Goldman, Sachs & Co.